06006713

SECUR[illegible] [illegible]SION

Washington, D.C. 20549

AB 3/27/06

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SEC MAIL PROCESSING RECEIVED MAR 01 2006 WASH, D.C. 213 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45163

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wm Smith & Company dba Wm Smith Securities

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1700 Lincoln St, Suite 2545
(No. and Street)

Denver (City) CO (State) 80203 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William S. Smith 303.831.9696
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hein & Associates, LLP
(Name – *if individual, state last, first, middle name*)

717 17th Street, 16th floor (Address) Denver (City) CO (State) 80202-3330 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED JUN 14 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William S. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wm Smith & Company dba Wm Smith Securities, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TRACY I. DOWNEY
NOTARY PUBLIC
STATE OF COLORADO
My Commission Expires 07/28/2009

[signature]
Signature

President
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HEIN & ASSOCIATES LLP
Certified Public Accountants and Advisors

Wm Smith & Company

dba Wm Smith Securities

(formerly known as Wm Smith Securities, Incorporated)

Financial Statements and Supplemental Schedules
For the Year Ended December 31, 2005
and Independent Auditor's Report
on Internal Control

INDEX TO FINANCIAL STATEMENTS

HEIN & ASSOCIATES LLP
Certified Public Accountants and Advisors

INDEPENDENT AUDITOR'S REPORT

RECEIVED MAR 01 2006 PROCESSING SECTION 213

Board of Directors
Wm Smith & Company
Denver, Colorado

We have audited the accompanying statement of financial condition of Wm Smith & Company as of December 31, 2005, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wm Smith & Company as of December 31, 2005, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hein & Associates LLP

HEIN & ASSOCIATES LLP

Denver, Colorado
February 6, 2006

717 17th Street, 16th Floor
Denver, Colorado 80202
Phone: 303-298-9600
Fax: 303-298-8118
www.heincpa.com

Wm SMITH & COMPANY
dba Wm Smith Securities
(formerly known as Wm Smith Securities, Incorporated)

FINANCIAL CONDITION STATEMENT

DECEMBER 31, 2005

ASSETS

ASSETS:	
Cash and cash equivalents	$ 1,929,776
Marketable securities owned	1,423,480
Non-marketable securities owned	279,526
Accounts receivable – trade	88,467
Accounts receivable – non-trade	7,070
Accounts receivable – affiliates	251,577
Prepaid expenses	79,753
Deposits	44,246
Deferred cost related to purchased receivables, net of $8,965 for doubtful accounts	2,040
Furniture and fixtures, net of accumulated depreciation of $53,391	125,080
TOTAL ASSETS	$ 4,231,015

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accrued liabilities	$ 503,993
Deferred income taxes	46,000
Accrued income taxes	4,000
Total liabilities	553,993
COMMITMENT AND CONTINGENCIES (Note 4)	
STOCKHOLDER'S EQUITY:	
Common stock, $.20 par value; 6,000,000 shares authorized, 50,000 shares issued and outstanding	10,000
Additional paid-in capital	86,500
Receivables from affiliates	(36,370)
Retained earnings	3,616,892
Total stockholder's equity	3,677,022
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 4,231,015

See accompanying notes to these financial statements.

Wm SMITH & COMPANY
dba Wm Smith Securities
(formerly known as Wm Smith Securities, Incorporated)

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUE:	
Commissions	$ 4,185,847
Investment banking revenue, net	187,669
Unrealized losses on investments, net	(69,728)
Other income	231,371
Total revenue	4,535,159
GENERAL AND ADMINISTRATIVE EXPENSES:	
Litigation settlement accrual – Philips Services (Note 4)	165,000
Legal fees associated with Philips Services issue (Note 4)	34,409
General and administrative	4,342,417
Total general and administrative expenses	4,541,826
LOSS FROM OPERATIONS	(6,667)
INCOME TAX:	
Current	5,000
Deferred	20,000
Total income tax	25,000
NET LOSS	$ (31,667)

See accompanying notes to these financial statements.

Wm SMITH & COMPANY
dba Wm Smith Securities
(formerly known as Wm Smith Securities, Incorporated)

STOCKHOLDER'S EQUITY STATEMENT

FOR THE YEAR ENDED DECEMBER 31, 2005

	Common Stock		Additional Paid-In Capital	Receivables From Affiliates	Retained Earnings	Total Stockholder's Equity
	Shares	Amount				
Balances, January 1, 2005	50,000	$ 10,000	$ 86,500	$ (36,370)	$ 4,535,620	$ 4,595,750
2005 distribution activity	–	–	–	–	(887,061)	(887,061)
Net loss	–	–	–	–	(31,667)	(31,667)
Balances, December 31, 2005	50,000	$ 10,000	$ 86,500	$ (36,370)	$ 3,616,892	$ 3,677,022

See accompanying notes to these financial statements.

Wm SMITH & COMPANY
dba Wm Smith Securities
(formerly known as Wm Smith Securities, Incorporated)

CASH FLOW STATEMENT

FOR THE YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (31,667)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	36,259
Allowance for doubtful accounts	(6,248)
Write-off of notes receivable	47,300
Unrealized (gain) loss on investments	69,728
Deferred income taxes	19,453
Loss on sale of securities	29,891
Changes in operating assets and liabilities:	
Accounts receivable – trade	257,356
Accounts receivable – non-trade	(7,070)
Prepaid expenses	(26,865)
Deposits	(33,750)
Deferred costs related to purchased receivables	94,897
Accrued and other liabilities	(53,437)
Accrued income taxes	(46,062)
Net cash provided by operating activities	349,785
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of securities	(688,837)
Sale of securities	338,924
Purchases of furniture and fixtures	(77,267)
Net cash used in investing activities	(427,180)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Advances on notes receivable to affiliate	(12,723)
Repayment of amounts previously distributed	101,890
Net cash provided by financing activities	89,167
INCREASE IN CASH AND CASH EQUIVALENTS	11,772
CASH AND CASH EQUIVALENTS, beginning of year	1,918,004
CASH AND CASH EQUIVALENTS, end of year	$ 1,929,776
SUPPLEMENTAL CASH FLOW INFORMATION:	
Cash paid for income taxes	$ 52,488

See accompanying notes to these financial statements.

Wm SMITH & COMPANY
dba Wm Smith Securities
(formerly known as Wm Smith Securities, Incorporated)

NOTES TO FINANCIAL STATEMENTS

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:**

Organization and Nature of Operations – Wm Smith & Company dba Wm Smith Securities (the "Company") is a broker registered with the Securities and Exchange Commission (SEC) and dealer in securities under the Securities Exchange Act of 1934. The Company was incorporated in 1992 and became licensed as a broker/dealer and commenced operations in 1993. As a member of the National Association of Securities Dealers, Inc. (NASD), the Company provides brokerage services to customers throughout the United States, and acts as an investment banker, both on a participating and primary basis, on securities public offerings and private placements.

On December 31, 2005, for general business purposes, Wm Smith Securities, Incorporated (a C-corporation) merged into Wm Smith & Company (an S-corporation) (the "Merger"). The surviving entity, called Wm Smith & Company dba Wm Smith Securities, remains an SEC and NASD registered broker/dealer.

These entities are owned 100% by the sole shareholder and therefore were accounted for as entities under common control. As such, the financial statements of the Company report results of operations and statement of financial condition as though the Merger had occurred at the beginning of the period.

Cash Equivalents – The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Securities Owned – Marketable securities owned are recorded at estimated fair value. The difference between cost and estimated fair value is recognized in income as an unrealized gain/(loss) on investments. Securities owned consist of equity securities of publicly traded companies as well as investments in private investment funds.

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. Generally, not-readily marketable securities are stated at cost as adjusted for earnings, which management believes approximates fair value.

Furniture and Equipment – Depreciation is recognized on the straight-line method over the estimated useful lives of the assets of approximately five years. When assets are retired or otherwise disposed of, the property accounts are relieved of cost and accumulated depreciation and any resulting gain or loss is credited or charged to operations.

Income Tax – The Company accounts for income taxes under the liability method, whereby deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using tax rates and laws enacted as of the statement of financial condition date. Deferred tax expense represents the change in the deferred tax asset/liability balance.

Commission and Investment Banking Revenue – All trades clear through an independent clearing broker. As such, the Company does not receive or deliver securities or funds for any of its customers. Security transactions and the related commission revenue and expense are recorded on the trade date. Investment banking revenue is earned when the related offering is completed, net of related expense. Investment banking revenue includes sales concessions, which are recorded on the settlement date.

Comprehensive Income – Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income" defines comprehensive income as all changes in stockholders' equity exclusive of transactions with owners, such as capital investments. There are no differences between the Company's comprehensive income and its net income.

Use of Estimates – The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

2. RELATED PARTY TRANSACTIONS:

Under an arrangement between the Company and an affiliate, Wm Smith Special Opportunities Research Company ("WSSOR"), WSSOR sells research products to customers who agree to place a specified level of security trades with the Company. WSSOR has its own research department. During the year ended December 31, 2005, the Company paid WSSOR $480,000 for research provided to the Company. Additionally, the Company received $860,121 in commission revenue from trades placed by customers of WSSOR.

The Company shares all of its employees with WSSOR. Direct and shared expenses paid by the Company on behalf of the WSSOR are billed back to WSSOR. Shared expenses between WSSOR and the Company are allocated to the Company based on management's best estimate of the proportionate benefit to WSC and the Company. The Company allocated to WSSOR shared expenses totaling $715,234 for the year.

As of December 31, 2005, receivables from WSSOR totaled $251,577. The Company also has a note receivable from its sole shareholder for $36,370 that is classified as a reduction of stockholder's equity.

NOTES TO FINANCIAL STATEMENTS

3. **INCOME TAXES:**

The Company follows Statement of Financial Accounting Standards No. 109 (SFAS No. 109) in reporting deferred income taxes.

Deferred income taxes are comprised of the following as of December 31, 2005:

Allowance for bad debts	$ 3,000
Unrealized gains on investments	(83,000)
Prepaid expenses	(20,000)
Accrual to cash method for tax purposes	93,000
Property and equipment	(39,000)
Net deferred income taxes	$ (46,000)

Using an expected Federal statutory tax rate of 34.0% and an expected state statutory tax rate of 3.06%, the primary items that reconcile the Company's effective tax rate of 71.7% to the aggregate expected statutory tax rate of 37.1% are non-deductible expenses and the exclusion of Wm Smith & Company as a result of its S-corporation status.

As a result of the merger, the Company will be treated as an S-corporation for tax purposes. However, the Company's change in tax status does not become effective until fiscal 2006. Deferred taxes therefore relate to Wm Smith Securities, Incorporated at December 31, 2005 due to its status as a C-corporation at that date. Wm Smith & Company is an S-corporation at December 31, 2005, and as such, there are no deferred tax assets/liabilities associated with this entity.

4. **COMMITMENT AND CONTINGENCIES:**

Investment Banking Commitments – In the normal course of business, the Company enters into investment banking commitments. The Company had no investment banking commitments open at December 31, 2005.

Customer Litigation – The Company is a co-defendant in a purported class action lawsuit in which the class representatives seek rescission for the purchase of securities from the Company in connection with a public offering underwriting syndicate for Philips Services in 1997. The courts have not certified the classes. The Company has received information allowing it to estimate the potential liability associated with this action to be approximately $165,000. The Company has also accrued $34,409 related to legal costs associated with this action. These amounts are reflected in the statement of operations for the year ended December 31, 2005.

NASD Routine Examination – The Company underwent a routine NASD examination in October of 2005. No issues were noted in the final report of the examination.

5. **MINIMUM NET CAPITAL REQUIREMENT:**

Pursuant to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1, the Company is required to maintain a minimum net capital balance of 6 2/3 % of aggregate indebtedness, as defined, or $100,000. At December 31, 2005, the Company had a net capital of $2,695,218, which was $2,595,218 in excess of its required net capital of $100,000. The Company's aggregate indebtedness was 19% of net capital at December 31, 2005.

6. **CONCENTRATIONS OF CREDIT RISK AND OFF-BALANCE SHEET CREDIT RISK:**

Credit risk represents the accounting loss that would be recognized at the reporting date if other parties failed to perform as contracted. Concentrations of credit risk (whether on or off balance sheet) that arise from financial instruments exist for groups of customers or other parties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly effected by changes in economic or other conditions described below. In accordance with SFAS No. 105, "Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentrations of Credit Risk," the credit risk amounts shown do not take into account the value of any collateral or security.

A geographic concentration exists because the Company's customers are generally located in Massachusetts, New York, and California. Financial instruments that subject the Company to credit risk are principally accounts receivable which consist primarily of commissions receivable on trades, amounts due within 90 days from closing on investment banking, and notes receivable due from WSSOR.

SCHEDULE I

Wm SMITH & COMPANY

dba Wm Smith Securities

(formerly known as Wm Smith Securities, Incorporated)

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2005

COMPUTATION OF NET CAPITAL:		
Total stockholder's equity (from financial condition statement)	$	3,677,022
Total stockholder's equity qualified for net capital	$	3,677,022
Deductions:		
Non-allowable assets:		
Non-marketable securities owned		279,526
Non-allowable receivable		258,647
Deferred income taxes		(46,000)
Deferred costs related to purchased receivables		2,040
Furniture and fixtures		125,080
Haircuts on securities		238,512
Prepaid expenses		79,753
Deposits		44,246
		981,804
Net capital	$	2,695,218
COMPUTATION OF AGGREGATE INDEBTEDNESS:		
Accounts payable – related party and accrued liabilities	$	503,993
Accrued income taxes		4,000
Total aggregate indebtedness	$	507,993
Percentage of aggregate indebtedness to net capital		19%
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	33,866
Minimum dollar net capital requirement	$	100,000
Net capital requirement (greater of above amounts)	$	100,000
Excess net capital	$	2,595,218

The computation of net capital included in the Company's Form X-17A-5 (FOCUS Report, Part II) as of December 31, 2005, does not differ materially from the above presentation.

SCHEDULE II
Wm SMITH & COMPANY
dba Wm Smith Securities
(formerly known as Wm Smith Securities, Incorporated)

EXEMPTION CLAIMED FROM THE PROVISIONS OF RULE 15c3-3
UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2005

Exemption is claimed from the provisions of Rule 15c3-3 of the Securities and Exchange Commission under Section 15c3-3(k)(2)(ii), since, as an introducing broker and dealer, the Company clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

HEIN & ASSOCIATES LLP
Certified Public Accountants and Advisors

REPORT OF INDEPENDENT AUDITOR

Board of Directors
Wm Smith & Company
Denver, Colorado

Dear Sirs:

In planning and performing our audit of the financial statements and supplemental schedules of Wm Smith & Company (the "Company") for the year ended December 31, 2005, on which we have issued our report dated February 6, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

717 17th Street, 16th Floor
Denver, Colorado 80202
Phone: 303-298-9600
Fax: 303-298-8118
www.heincpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Yours truly,

Hein & Associates LLP

***HEIN** & ASSOCIATES LLP*

Denver, Colorado
February 6, 2006